August 4, 2005
Sunoco Logistics Partners L.P.
Mellon Bank Center
1735 Market Street
Philadelphia, Pennsylvania 19103
Ladies and Gentlemen:
We have acted as counsel to Sunoco Logistics Partners L.P., a Delaware limited partnership (the “Partnership”), in connection with the offering by the Partnership of up to 1,725,000 common units (including an option to purchase up to 225,000 units) representing limited partner interests in the Partnership (the “Units”). We refer to the registration statement on Form S-3 (Registration No. 333-103710) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Partnership on March 10, 2003. A prospectus supplement dated August 4, 2005, which together with the base prospectus filed with the Registration Statement shall constitute part of the prospectus (the “Prospectus”), has been filed pursuant to Rule 424(b) promulgated under the Securities Act.
As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act, corporate records and documents, certificates of public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examinations, we assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to various questions of fact material to this opinion, we have relied upon statements and certificates of officers of Sunoco Partners LLC, a Pennsylvania limited liability company and the general partner of the Partnership. Without limiting the foregoing, we have examined the Underwriting Agreement, dated August 4, 2005, by and among the Partnership, Sunoco Partners LLC and Lehman Brothers Inc., as representative of the several underwriters named therein (the “Underwriting Agreement”).
In connection with this opinion, we have assumed that all Units will be issued and sold in the manner stated in the Prospectus and the Underwriting Agreement.
Based on the foregoing, we are of the opinion that the Units, when issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Sunoco Logistics Partners L.P. August 4, 2005 Page 2
Agreement, will be validly issued, fully paid and nonassessable, except as described in the Prospectus.
The opinions expressed herein are limited exclusively to the federal laws of the United States of America and the Revised Uniform Limited Partnership Act of the State of Delaware and the Constitution of the State of Delaware, each as interpreted by the courts of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
We hereby consent to the references to this firm under the caption “Legal” in the Prospectus and to the filing of this opinion as an exhibit to a Current Report on Form 8-K. By giving such consent, we do not admit that we are within the category of persons whose consent is required under the provisions of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours,

/s/ Vinson & Elkins L.L.P.

VINSON & ELKINS L.L.P.